UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Execution of a Letter of Appointment for a Prospective Engineering, Procurement and Construction Contractor in connection with the Manara Project

Ellomay Capital Ltd. (the “Company”), hereby announces that Ellomay Pumped Storage (2014) Ltd. (in which the Company indirectly owns 75% and which is advancing the construction of the 156 MW pumped hydro storage plant in the Manara Cliff, Israel (the “Manara Project”)), executed a letter of appointment (the “Letter”) with two companies that are subsidiaries of, and controlled by, Electra Ltd. (TASE: ELTR) (such subsidiaries, collectively, “Electra”).

The Letter provides for the appointment of Electra, on an exclusive basis, as the main contractor for the Manara Project. The Letter provides a contract price of approximately $300 million, all subject to an indexation mechanism. The parties to the Letter undertake to continue their good faith negotiations in order to reach a final form for an Engineering, Procurement and Construction Contract (the “EPC Contract”). The Letter is effective until September 30, 2019, subject to earlier termination in accordance with its terms.

The execution of the EPC Contract is subject to the parties reaching an understanding in connection with open commercial issues, the receipt of requisite corporate approvals and the approval of the financing entity of the Manara Project. The performance of the EPC Contract is further subject to the financial closing of the Manara Project, currently estimated to occur during the first quarter of 2019. There is no assurance that the parties to the Letter will reach an understanding and execute an EPC Contract or that the Manara Project will obtain financing on terms acceptable to the Company or at all.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the agreement on the final terms of the EPC Contract, the ability to reach financial closing on the Manara Project and obtaining regulatory approvals and permits as necessary to construct and operate the Manara Project. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: November 1, 2018